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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members on January 2, 2001 and is currently available on the CBOT's intranet site, MemberNet.

                                            January 2, 2001

Dear Fellow Members:

    2001 will be a year of major change at the Chicago Board of Trade.

    As Chairman, I will communicate and keep the promises made to you in my campaign.

    I promised to keep members informed by having monthly informational meetings. The first of these will be on January 11. In addition, of course, I am always available for your input and comments in between such scheduled meetings.

    I hope that you have kept the letters sent during my campaign for Chairman. I will keep those commitments.

    Our goal is to increase the overall value of our enterprise, whether that means an electronic future, open outcry, or some combination of the two. Both electronic and open outcry markets will be part of our business plan.

    We must continue to have a meaningful member fee preference. I am also in favor of a commitment along the lines of New CME's "core rights" approach. That would keep an open outcry pit open as long as it is "liquid" - that is defined as keeping at least 30% of the overall volume for a product.

    Since the December 6 election, I have been very busy talking to you, the members, as well as leaders from other exchanges. David Brennan has helped tremendously in this transition. No time has been lost in our CEO search for planning for our restructuring.

    I look forward to 2001 and discussing our future with you.

                                                Very truly yours,

                                                /s/Nickolas J. Neubauer

                                                Nickolas J. Neubauer

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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